UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Ultralife Batteries, Inc.
(Name of Issuer)

COMMON STOCK, par value $.10
(Title of Class of Securities)

903899102
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 903899102 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    3,793,964 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                3,793,964 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,793,964 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

25.4%

14. Type of Reporting Person (See instructions)

PN,

Schedule 13D/A

CUSIP No. 903899102 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       25,815
Shares
Beneficially  8 Shared Voting Power
Owned by        3,793,964
Each
Reporting     9 Sole Dispositive Power
Person          25,815
With
             10 Shared Dispositive Power
                3,793,964

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,819,779

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

25.6%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 903899102 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        3,793,964 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                3,793,964 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,793,964

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

25.4%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 7 Pages

The undersigned, Grace Brothers, Ltd. ("Grace") hereby amends its Schedule 13D as filed on June 7, 2006 relating to the Common Stock of Ultralife Batteries, Inc. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the
Schedule 13D, as previously amended, remains unchanged.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
3,793,964 shares of Common Stock, representing approximately 25.4% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed beneficial owner of 3,793,964 shares of Common Stock, or 25.4% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore may be deemed beneficial owner of 3,793,964 shares of Common Stock, and 25,815 shares of Common Stock as direct beneficial owner, or 25.6% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
3,793,964 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
3,793,964 Shares
sole voting power 25,815 Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
3,793,964 Shares

(c) The transactions effected by the Filers since the most recent filing on September 28, 2006 of Schedule 13D set forth in Schedule A.

Page 6 of 7 Pages


SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: October 10, 2006

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Page 7 of 7 Pages

SCHEDULE A

TRADE ACTIVITY FOR ULTRALIFE BATTERIES, INC.
EFFECTED BY GRACE BROTHERS, LTD. FROM SEPTEMBER 29, 2006
THROUGH OCTOBER 10, 2006.

                          Amount of    Price per
Date        Security      Shares       Share
                          Purchased
9/29/2006   COMMON STOCK     200        9.22500
9/29/2006   COMMON STOCK     100        9.28000
9/29/2006   COMMON STOCK   2,000        9.29950
9/29/2006   COMMON STOCK     100        9.34000
9/29/2006   COMMON STOCK   1,600        9.35000
9/29/2006   COMMON STOCK     100        9.37000
9/29/2006   COMMON STOCK     400        9.39000
9/29/2006   COMMON STOCK   2,920        9.39897
9/29/2006   COMMON STOCK   4,900        9.40000
9/29/2006   COMMON STOCK     231        9.40866
9/29/2006   COMMON STOCK     100        9.41000
9/29/2006   COMMON STOCK     200        9.41500
9/29/2006   COMMON STOCK   1,649        9.42000
9/29/2006   COMMON STOCK     600        9.42500
9/29/2006   COMMON STOCK   2,999        9.43000
9/29/2006   COMMON STOCK     600        9.43167
9/29/2006   COMMON STOCK   4,300        9.44000
9/29/2006   COMMON STOCK     200        9.44500
9/29/2006   COMMON STOCK   3,700        9.45000
9/29/2006   COMMON STOCK     300        9.45667
9/29/2006   COMMON STOCK     903        9.45889
9/29/2006   COMMON STOCK   4,700        9.46000
9/29/2006   COMMON STOCK   3,500        9.46914
9/29/2006   COMMON STOCK   1,000        9.47000
9/29/2006   COMMON STOCK   1,300        9.50000
9/29/2006   COMMON STOCK   1,200        9.51000
9/29/2006   COMMON STOCK     200        9.52000
9/29/2006   COMMON STOCK     200        9.53000
9/29/2006   COMMON STOCK     200        9.54500
9/29/2006   COMMON STOCK   1,540        9.60000
9/29/2006   COMMON STOCK   1,200        9.60333
9/29/2006   COMMON STOCK     500        9.62000
9/29/2006   COMMON STOCK   1,400        9.63000
9/29/2006   COMMON STOCK     500        9.64000
9/29/2006   COMMON STOCK     400        9.64750
9/29/2006   COMMON STOCK   1,600        9.65000
9/29/2006   COMMON STOCK     308        9.66000
9/29/2006   COMMON STOCK   1,000        9.67000
9/29/2006   COMMON STOCK     600        9.67833
9/29/2006   COMMON STOCK   1,600        9.68000
9/29/2006   COMMON STOCK   1,400        9.68429
9/29/2006   COMMON STOCK   1,850        9.68973
9/29/2006   COMMON STOCK   1,200        9.69000
9/29/2006   COMMON STOCK   3,900        9.70000
9/29/2006   COMMON STOCK   6,737        9.71000
9/29/2006   COMMON STOCK     400        9.72000
9/29/2006   COMMON STOCK     100        9.73000
9/29/2006   COMMON STOCK     200        9.75000
9/29/2006   COMMON STOCK     100        9.78000
9/29/2006   COMMON STOCK     300        9.79000
9/29/2006   COMMON STOCK     261        9.81000
9/29/2006   COMMON STOCK     100        9.82000
9/29/2006   COMMON STOCK     600        9.83000
9/29/2006   COMMON STOCK     300        9.84000
9/29/2006   COMMON STOCK     100        9.85000
9/29/2006   COMMON STOCK     400        9.86000
9/29/2006   COMMON STOCK     689        9.86694
9/29/2006   COMMON STOCK     459        9.87782
9/29/2006   COMMON STOCK     200        9.89000
9/29/2006   COMMON STOCK     400        9.90000
9/29/2006   COMMON STOCK     100        9.91000
9/29/2006   COMMON STOCK   1,200        9.92000
9/29/2006   COMMON STOCK     799        9.93000
9/29/2006   COMMON STOCK   3,300        9.93182
9/29/2006   COMMON STOCK     300        9.94000
9/29/2006   COMMON STOCK   2,350        9.95000
9/29/2006   COMMON STOCK   3,319        9.98584
9/29/2006   COMMON STOCK     400       10.00000
9/29/2006   COMMON STOCK     500       10.03000
9/29/2006   COMMON STOCK     100       10.04000
9/29/2006   COMMON STOCK   1,000       10.05900
9/29/2006   COMMON STOCK     500       10.06000
9/29/2006   COMMON STOCK     600       10.07000
9/29/2006   COMMON STOCK   2,003       10.10950
9/29/2006   COMMON STOCK   1,635       10.11000
9/29/2006   COMMON STOCK     300       10.12000
9/29/2006   COMMON STOCK     500       10.13000
9/29/2006   COMMON STOCK     500       10.15000
9/29/2006   COMMON STOCK     700       10.17857
9/29/2006   COMMON STOCK   1,000       10.18000
9/29/2006   COMMON STOCK     900       10.19000
9/29/2006   COMMON STOCK     700       10.20000
9/29/2006   COMMON STOCK     300       10.21333
9/29/2006   COMMON STOCK     300       10.23000
9/29/2006   COMMON STOCK     100       10.24000
9/29/2006   COMMON STOCK   1,600       10.25000
9/29/2006   COMMON STOCK   1,500       10.26000
9/29/2006   COMMON STOCK     100       10.27000
9/29/2006   COMMON STOCK     200       10.28000
9/29/2006   COMMON STOCK   1,039       10.29000
9/29/2006   COMMON STOCK   3,202       10.30000
9/29/2006   COMMON STOCK   1,200       10.31000
9/29/2006   COMMON STOCK   1,000       10.32000
9/29/2006   COMMON STOCK     100       10.34000
9/29/2006   COMMON STOCK   4,300       10.34977
9/29/2006   COMMON STOCK     100       10.35000
9/29/2006   COMMON STOCK   4,302       10.36000
9/29/2006   COMMON STOCK     400       10.37000
9/29/2006   COMMON STOCK   3,800       10.38921
9/29/2006   COMMON STOCK     700       10.39000
9/29/2006   COMMON STOCK   1,400       10.39286
9/29/2006   COMMON STOCK   9,602       10.40000
9/29/2006   COMMON STOCK     200       10.41000
9/29/2006   COMMON STOCK   1,600       10.42000
9/29/2006   COMMON STOCK   1,100       10.43000
9/29/2006   COMMON STOCK   6,375       10.45000
9/29/2006   COMMON STOCK   1,100       10.45818
9/29/2006   COMMON STOCK   6,000       10.46000
9/29/2006   COMMON STOCK   1,000       10.46500
9/29/2006   COMMON STOCK   1,000       10.46900
9/29/2006   COMMON STOCK     500       10.47000
9/29/2006   COMMON STOCK   1,000       10.48000
9/29/2006   COMMON STOCK   4,000       10.50000
10/3/2006   COMMON STOCK     200       10.34000
10/3/2006   COMMON STOCK   1,100       10.35000
10/3/2006   COMMON STOCK   1,100       10.37000
10/3/2006   COMMON STOCK   1,328       10.39000
10/3/2006   COMMON STOCK   1,000       10.39800
10/3/2006   COMMON STOCK   7,715       10.40000
10/3/2006   COMMON STOCK     700       10.41000
10/3/2006   COMMON STOCK   3,900       10.42000
10/3/2006   COMMON STOCK     100       10.43000
10/3/2006   COMMON STOCK     100       10.44000
10/3/2006   COMMON STOCK     900       10.45000
10/3/2006   COMMON STOCK   1,000       10.46900
10/3/2006   COMMON STOCK     300       10.47000
10/3/2006   COMMON STOCK   3,164       10.48000
10/3/2006   COMMON STOCK   3,600       10.49000
10/3/2006   COMMON STOCK   4,600       10.50000
10/3/2006   COMMON STOCK  12,600       10.51000
10/3/2006   COMMON STOCK     925       10.55000
10/4/2006   COMMON STOCK   1,534       10.51000
10/4/2006   COMMON STOCK     103       10.52000
10/4/2006   COMMON STOCK   1,395       10.53000
10/4/2006   COMMON STOCK   4,376       10.54000
10/4/2006   COMMON STOCK   1,400       10.55000
10/4/2006   COMMON STOCK   1,000       10.56000
10/4/2006   COMMON STOCK     200       10.61000
10/4/2006   COMMON STOCK     300       10.62000
10/4/2006   COMMON STOCK     300       10.63000
10/4/2006   COMMON STOCK     100       10.64000
10/4/2006   COMMON STOCK   1,204       10.65000
10/4/2006   COMMON STOCK     500       10.66000
10/4/2006   COMMON STOCK     200       10.67000
10/4/2006   COMMON STOCK     500       10.68000